UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 8

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,119,017[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 53,119,017[1]
11	Aggregate amount beneficially owned by each reporting person 53,119,017[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.84%[2]
14	Type of reporting person (see instructions) IN

_______________________

1 Consists of (i) 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, (ii) 16,250 ADSs, representing 65,000 ordinary shares, held by Baohong Yin and (iii) 75,350 ADSs, representing 301,400 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin.

2 Percentage calculated based on 136,747,601 ordinary shares outstanding as of December 1, 2020, as provided by China Distance Education Holdings Limited (the “Issuer”).

CUSIP No. 16944W104	13D/A	Page 2 of 8

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,119,017[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 53,119,017[3]
11	Aggregate amount beneficially owned by each reporting person 53,119,017[3]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.84%[4]
14	Type of reporting person (see instructions) IN

_____________________

1 Consists of (i) 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, (ii) 16,250 ADSs, representing 65,000 ordinary shares, held by Baohong Yin and (iii) 75,350 ADSs, representing 301,400 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu.

4 Percentage calculated based on 136,747,601 ordinary shares outstanding as of December 1, 2020, as provided by the Issuer.

CUSIP No. 16944W104	13D/A	Page 3 of 8

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,752,617[5]
	9	Sole dispositive power 0
	10	Shared dispositive power 52,752,617[5]
11	Aggregate amount beneficially owned by each reporting person 52,752,617[5]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.58%[6]
14	Type of reporting person (see instructions) CO

______________________

5 Consists of 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu.

6 Percentage calculated based on 136,747,601 ordinary shares outstanding as of December 1, 2020, as provided by the Issuer.

CUSIP No. 16944W104	13D/A	Page 4 of 8

Explanatory Note

This Amendment No. 13 to the statement on Schedule 13D (“Amendment No. 13”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), issued by the Issuer.

The reporting persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”),

•	Amendment No. 7 filed on August 22, 2018 (“Amendment No. 7”),

•	Amendment No. 8 filed on November 9, 2018 (“Amendment No. 8”),

•	Amendment No. 9 filed on December 27, 2018 (“Amendment No. 9”),

•	Amendment No. 10 filed on July 3, 2019 (“Amendment No. 10”),

•	Amendment No. 11 filed on June 9, 2020 (“Amendment No. 11”), and

•	Amendment No. 12 filed on June 9, 2020 (“Amendment No. 12”).

Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 13, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 12, as appropriate.

Except as provided herein, Amendment No. 13 does not modify any of the information previously reported on the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by inserting the following after the last paragraph thereof:

“In connection with the transactions described in Item 4 below, it is anticipated that, the Investors (as defined below) intend to fund the Merger (as defined below) through a combination of (i) equity financing provided by the Equity Sponsors (as defined below) in an aggregate amount equal to US$10,000,000 in cash pursuant to the Equity Commitment Letters (as defined below), (ii) rollover financing comprised of the Rollover Shares (as defined below) and (iii) debt financing provided by China Merchants Bank Co., Ltd. (“China Merchants Bank”) pursuant to a commitment letter, dated as of November 30, 2020 (the “Debt Commitment Letter”), by and between Parent and China Merchants Bank.

The information set forth in Item 4 are incorporated herein by reference in its entirety.”

CUSIP No. 16944W104	13D/A	Page 5 of 8

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by inserting the following after the last paragraph thereof:

“On December 1, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Champion Distance Education Investments Limited (“Parent”) and China Distance Learning Investments Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent, each of the Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$2.45 per Ordinary Share, and each of the ADSs issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$9.80 per ADS, in each case, in cash, without interest, except for (i) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, the Issuer or any of their direct or indirect subsidiaries, (ii) certain Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd. and Jetlong Investments Limited (such shareholders, the “Rollover Shareholders”, and such shares, the “Rollover Shares”), (iii) Ordinary Shares held by the depositary of the Issuer’s ADS program and reserved for issuance and allocation pursuant to the Issuer’s share incentive plans and (iv) Ordinary Shares owned by holders who have validly exercised and not withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. Immediately prior to the effective time of the Merger, the Rollover Shares will be cancelled for no cash consideration, and the Rollover Shareholders will subscribe for or otherwise receive newly issued shares of Parent. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Issuer’s shareholders.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders (together with their respective beneficial owners), the Issuer, Parent and Xiaoshu Chen executed a support agreement (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the Rollover Shares held by such Rollover Shareholders for no consideration, (ii) subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger and (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger.

Concurrently with the execution of the Merger Agreement, Baohong Yin and Zhengdong Zhu executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Limited Guarantee”), guaranteeing certain of Parent’s and Merger Sub’s obligations under the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Yue Zhao, Jingdong Liu, Sinvo Limited, Xiaoshu Chen, Jetlong Investments Limited, Tao Long, Double Prestige Limited, Plenty Source Limited (each, a “Investor”, and collectively, the “Investors”), Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), which would govern, among other matters, the actions of Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

Concurrently with the execution of the Merger Agreement, Yue Zhao, Jingdong Liu, Sinvo Limited and Parent entered into an equity commitment letter (the “Sinvo Equity Commitment Letter”), pursuant to which such parties committed to invest US$5,000,000 in aggregate in cash as equity financing in connection with the Merger.

Concurrently with the execution of the Merger Agreement, Tao Long, Double Prestige Limited, Plenty Source Limited (collectively with Yue Zhao, Jingdong Liu and Sinvo Limited, the “Equity Sponsors”) and Parent entered into an equity commitment letter (the “Long Equity Commitment Letter”, collectively with the Sinvo Equity Commitment Letter, the “Equity Commitment Letters”), pursuant to which Tao Long, Double Prestige Limited and Plenty Source Limited committed to invest US$5,000,000 in aggregate in cash as equity financing in connection with the Merger.

CUSIP No. 16944W104	13D/A	Page 6 of 8

Prior to the execution of the Merger Agreement, Parent and China Merchants Bank entered into the Debt Commitment Letter, pursuant to which, subject to the terms and conditioned contained therein, China Merchant Banks committed to provide a senior secured term loan facility in an aggregate principal amount of up to US$200,000,000 to (i) fund in part the purchase price for the Merger; (ii) pay related fees and expenses of the Merger; and (iii) refinance the existing margin loan borrowed by Champion Shine Trading Limited.

References to each of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letter in this Amendment No. 13 are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Merger is completed, the Issuer’s ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”), would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby supplemented by inserting the following after the last paragraph thereof:

“Because of the arrangements in the Interim Investors Agreement and the Support Agreement, the parties to such agreements may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. Except as otherwise stated herein, neither the filing of this Amendment No. 13 nor any of its contents, however, shall be deemed to constitute an admission by the reporting persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by any other Investors for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“The information set forth in Items 3, 4 and 5 of this Amendment No. 13 are incorporated herein by reference in their entirety.”

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated December 1, 2020 by and among China Distance Education Holdings Limited, Champion Distance Education Investments Limited and China Distance Learning Investments Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on December 1, 2020).

Exhibit 99.2	Support Agreement, dated December 1, 2020 by and among China Distance Education Holdings Limited (solely with respect to Section 5.6 and Section 5.9 thereof), Champion Distance Education Investments Limited, Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Xiaoshu Chen and Jetlong Investments Limited.

CUSIP No. 16944W104	13D/A	Page 7 of 8

Exhibit 99.3	Limited Guarantee, dated December 1, 2020 by and among Baohong Yin, Zhengdong Zhu and China Distance Education Holdings Limited.

Exhibit 99.4	Interim Investors Agreement, dated December 1, 2020 by and among Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Yue Zhao, Jingdong Liu, Sinvo Limited, Xiaoshu Chen, Jetlong Investments Limited, Tao Long, Double Prestige Limited, Plenty Source Limited, Champion Distance Education Investments Limited and China Distance Learning Investments Limited.

Exhibit 99.5	Equity Commitment Letter, dated December 1, 2020 by and among Yue Zhao, Jingdong Liu, Sinvo Limited and Champion Distance Education Investments Limited.

Exhibit 99.6	Equity Commitment Letter, dated December 1, 2020 by and among Tao Long, Double Prestige Limited, Plenty Source Limited and Champion Distance Education Investments Limited.

Exhibit 99.7	Debt Commitment Letter, dated November 30, 2020 by and between China Merchants Bank Co., Ltd. and Champion Distance Education Investments Limited.

CUSIP No. 16944W104	13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2020

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director